SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D
                                  (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2(a)

                                 (Amendment No. 2)*

                               Gart Sports Company
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                                  (Name of Issuer)

                                    Common Stock
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                            (Title of Class of Securities)

                                     366630101
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                                  (CUSIP Number)

                                Larry J. Hochberg
                         One Northfield Plaza, Suite 210
                            Northfield, Illinois 60093
                                 (847) 501-6190

                                 with a copy to:
                               John E. Lowe, Esq.
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 715-4020

                           -------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 15, 2000
                                 ------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 366630101                  13D                     Page 2 of 4 Pages

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1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Larry J. Hochberg
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)/ /
                                                                      (b)/ /
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS:   N/A

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                          / /
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF      ---------------------------------------------------------------
SHARES         7.  SOLE VOTING POWER:  276,385
BENEFICIALLY
OWNED BY       ---------------------------------------------------------------
EACH           8.  SHARED VOTING POWER:  4,175
REPORTING
PERSON         ---------------------------------------------------------------
WITH           9.  SOLE DISPOSITIVE POWER:  276,385

               ---------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER:  4,175

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     280,560
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                   / /
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.8% (1)

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14.  TYPE OF REPORTING PERSON:  IN

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(1)  Based on 7,366,150 Shares outstanding as of March 20, 2001, as reported in the Issuer's Annual Report in Form 10-K for the fiscal year ended February 3, 2001.

Item 1.  Security and Issuer, is hereby amended in its entirety as follows:
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     This statement constitutes Amendment No. 2 to the Statement on Schedule
13D filed with the Securities Exchange Commission ("SEC") on January 16, 1998 and amended on March 8, 2001 (the "Schedule 13D"), and relates to the shares of common stock, $.01 par value (the "Shares") of Gart Sports Company, a Delaware corporation ("Gart"). Unless otherwise stated herein, there are no material changes in the information set forth in the Schedule 13D, which remains in full force and effect. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings ascribed to them in the
Schedule 13D.

     The principal executive offices of Gart are located at 1000 Broadway, Denver, Colorado 80203.

Item 4. Purpose of Transaction is hereby amended by adding the following after the second paragraph:
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     The sales contemplated by the plan were completed on May 16, 2001.

Item 5. Interest in Securities of the Issuer, is hereby amended in its entirety as follows:
         --------------------------------------------------------------

     Each of the calculations in this Item 5 are based on 7,366,150 Shares outstanding as of March 20, 2001, as reported in Gart's Annual Report in Form 10-K for the fiscal year ended February 3, 2001.

     (a) The aggregate number of Shares that Mr. Hochberg beneficially owns is 280,560, which constitutes approximately 3.8% of the outstanding Shares.

     (b) Mr. Hochberg has sole voting and dispositive power with respect to 10,000 Shares held directly. Mr. Hochberg, as the sole trustee of the Larry
J. Hochberg Revocable Trust U/A/D 6/12/91 (the "LJH Trust"), has sole voting and dispositive power with respect to 260,365 Shares held by the LJH Trust. Mr. Hochberg, as the sole trustee of the Andrew S. Hochberg Sub-Trust U/A/D 1/3/90 (the "ASH Sub-Trust"), has sole voting and dispositive power with respect to 3,216 Shares held by the ASH Sub-Trust. Mr. Hochberg, as sole trustee of the Amy H. Lowenstein Sub-Trust U/A/D 1/3/90 (the "AHL Sub-Trust"), has sole voting and dispositive power with respect to 2,804 Shares held by the AHL Sub-Trust. Mr. Hochberg therefore has sole voting and dispositive power with respect to a total of 276,385 Shares. Mr. Hochberg, as the co-trustee of the Hochberg Annual Gift Trust U/A/D 4/27/94 (the "HAG Trust"), has shared voting and dispositive power with respect to 4,175 Shares held by the HAG Trust.

     (c) Mr. Hochberg exercised options to purchase from Gart 10,000 Shares at $11.1875 on April 22, 2001. On April 25, 2001, the HAG Trust made a charitable gift of 4,100 Shares. Pursuant to a plan described in Item 4, 5,000 Shares were sold on May 11, 2001 at $14.10 per Share, 29,200 Shares were sold on May 14, 2001 at $14.10 per Share, 35,800 Shares were sold on May 15, 2001 at $14.14 per Share and 70,000 Shares were sold on May 16, 2001 at $17.19 per Share, for a total of 140,000 Shares. All of these were made in the open market. Other than as described herein, Mr. Hochberg has not effected any transactions with respect to the Shares during the past sixty (60) days.

     (d) The other co-trustee of the HAG Trust has the power to direct the receipt of dividends with regard to the Shares or the proceeds from the sale of the Shares which are held by the HAG Trust. Except for the foregoing, no person other than Mr. Hochberg has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of Gart beneficially owned by Mr. Hochberg as described in Item 5.

     (e) On May 15, 2001, Mr. Hochberg ceased to be the beneficial owner of more than five percent of the Shares.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2001

                                                   /s/ Larry J. Hochberg
                                                   ---------------------------
                                                   Larry J. Hochberg